Exhibit 99.1

BABCOCK & BROWN AIR LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 28, 2008

NOTICE IS HEREBY given that the Annual General Meeting (the “Meeting”) of Shareholders of Babcock & Brown Air Limited (the “Company”) will be held on May 28, 2008 at 4:00 P.M. (GMT) at the Company’s offices at West Pier Business Center, Dun Laoghaire, Co. Dublin, Ireland, for the following purposes, all of which are more completely set forth in the accompanying information statement:

1.	To re-elect Erik G. Braathen as a director of the Company.
2.	To re-elect Sean Donlon as a director of the Company.
3.	To re-elect Joseph M. Donovan as a director of the Company.
4.	To re-elect Susan M. Walton as a director of the Company.
5.	To appoint Ernst & Young LLP as auditors and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration.
6.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The financial statements of the Company for the year ended December 31, 2007, together with the report of the Company’s independent auditor in respect of those financial statements, as approved by the Company’s Board, will be presented at this Annual General Meeting.

By order of the Board

Steven Zissis Chairman Babcock & Brown Air Limited

Dated April 10, 2008

Notes:

1.	The Board has fixed the close of business on April 7, 2008 as the record date for the determination of Shareholders entitled to attend and vote at the Meeting or any adjournment thereof.
2.	A form of proxy is enclosed for use in connection with the business set out above.
3.

Each of the resolutions in 1-4 above will be determined in accordance with the Company’s Bye-law 36.3, which provides that the persons nominated for election as a director receiving the most votes (up to the number of directors to be elected) shall be elected as directors, not including the directors to be appointed by the Manager Shares pursuant to Bye-law 36.5. The resolution set out in 5 above is an ordinary resolution, approval of which will require the affirmative vote of a majority of the votes cast at the Meeting.

BABCOCK & BROWN AIR LIMITED

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD

ON MAY 28, 2008

I/we __________________________________________________________________________
(NAME IN BLOCK CAPITALS)
Of ___________________________________________________________________________
(ENTITY NAME IF APPLICABLE)

being (a) holder(s) of _______________________________ common shares of Babcock & Brown Air Limited (the “Company”) on the record date of April 7, 2008, hereby appoint the duly appointed chairman of the meeting or ________________________________________________________________________ to act as my/our proxy at the Annual General Meeting of the Company to be held on May 28, 2008, or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate below the number of votes cast in accordance with the instructions of the holders of American Depositary Receipts representing the common shares of the Company. Should this card be returned duly signed, but without specific direction, the proxy will vote or abstain at his direction.

Resolutions	For	Against	Abstain
1. To re-elect Erik G. Braathen as a director of the Company.
2. To re-elect Sean Donlon as a director of the Company.
3. To re-elect Joseph M. Donovan as a director of the Company.
4. To re-elect Susan M. Walton as a director of the Company.
5. To appoint Ernst & Young LLP as auditors and to authorize the Board of Directors of the Company to determine their remuneration.

Date: ____________________________________________

Signature: _________________________________________

This proxy should be completed and sent to the following addresses by not later than 48 hours before the time for holding the meeting.

With a copy to:
Colm Barrington	Mina Kim
Babcock & Brown Air Limited	Babcock & Brown
West Pier Business Center	2 Harrison Street, 6th Floor
Dun Laoghaire, Co. Dublin, Irelend	San Francisco, CA 94105
Fax: 353-1-231-1901	Fax: 415-267-1500

INFORMATION CONCERNING SOLICITATION AND VOTING FOR

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF BABCOCK & BROWN AIR LIMITED TO BE HELD ON MAY 28, 2008

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2007 will be presented at the Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that such statements be approved by Shareholders, and no such approval is sought at the Meeting.

The audited consolidated financial statements of the Company for the year ended December 31, 2007 have been provided to Shareholders by inclusion of the Company’s Annual Report on Form 20-F with this Notice of Annual General Meeting. The Company’s Annual Report on Form 20-F is also available on the Company’s website at www.babcockbrownair.com.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3 and 4 — ELECTION OF DIRECTORS

The Board has determined that it shall be comprised of seven directors. The Bye-laws provide that four of the directors shall be elected by the holders of the common shares and three will be appointed by the holders of the Manager Shares. The Board has nominated the four persons listed below for re-election by the holders of the common shares as directors of the Company. All nominees are presently members of the Board. As provided in the Company’s Bye-laws, each director elected by the holders of the common shares is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected or appointed or their office is otherwise vacated.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for directors of the Company to be elected by the holders of the common shares is set forth below:

Name	Age	Position
Erik G. Braathen	52	Director, Chairperson of the Compensation Committee, member of the Audit Committee and Nominating and Corporate Governance Committee
Sean Donlon	67	Director, Chairperson of the Nominating and Corporate Governance Committee, member of the Audit Committee and Compensation Committee
Joseph M. Donovan	53	Director, Chairperson of the Audit Committee
Susan M. Walton	48	Director, Member of the Compensation Committee and Nominating and Corporate Governance Committee

Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen founded the airline Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is the chairman of the boards of Norwegian Air Shuttle ASA and Ipnett AS, and is a member of the boards of directors of Sayonara AS and Ojada AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington.

Sean Donlon has been a member of our board of directors since June 2007. Mr. Donlon has served as the chancellor of the University of Limerick, Ireland since 2002. Mr. Donlon has previously worked with the GPA Group plc, as well as with GE Capital Aviation Services. Prior to entering the private sector, he had a long career in the Irish public service, having been Irish Ambassador to the United States of America and Secretary General of the Department of Foreign Affairs. Mr. Donlon is a director of Norwich Union International Ltd, Hibernian Group plc, Ark Life Insurance Ltd and Enba plc. Mr. Donlon is a graduate of the University College Dublin.

Joseph M. Donovan has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse’s asset-backed securities and debt financing group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of asset finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of RAM Holdings, Ltd. Mr. Donovan received his MBA from The Wharton School and has a degree in Accountancy from the University of Notre Dame.

Susan M. Walton has been a member of our board of directors since June 2007. Until February 2008, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust (‘‘HWT’’), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as general manager – structured finance and export credit, for Rolls-Royce Capital Limited I for over ten years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European marketing plan. Ms. Walton is a trustee for Buglife – The Invertebrate Conservation Trust and a member of the High Weald AONB Sustainable Development Fund Panel. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

PROPOSAL 5 — APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Company will ask Shareholders to approve the appointment of Ernst & Young LLP as the Company’s independent auditors and to authorize the Board to determine the auditors’ remuneration.

All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Meeting other than that stated in this Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Steven Zissis Chairman Babcock & Brown Air Limited

Dated: April 10, 2008